Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
Austin, Texas
(512) 499-3800
Chicago, Illinois
(312) 425-3900
Houston, Texas
(713) 951-3300
Los Angeles, California
(310) 820-8800
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500

August 10, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Coastal Bancshares Acquisition Corp. Proxy Statement on Schedule 14A Filed May 3, 2006 File No. 0-51155

Ladies and Gentlemen:

On behalf of Coastal Bancshares Acquisition Corp., a Delaware corporation (the “Company” or “Coastal Bancshares”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Cary M. Grossman, dated July 27, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy. The references to page numbers in the headings are to Amendment No. 1 to the Proxy Statement previously filed.

General

Prospectus Cover Page

1.	Confirm that your cover page does not, or will not, exceed the one page limit imposed by Item 501(a) of Regulation S-B. We note that currently it is two pages.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
August 10, 2006

We supplementally advise the Staff that the cover page to the final Proxy Statement will not exceed the one page limit.

Forward-looking Statements, page 59

2.
We note your response to our prior comment 19. It is not clear, however, what is meant in your revised disclosure regarding the “safe harbor” provisions of Section 27A(a) of the Securities Act. That section has to do with the applicability of the safe harbor, and states, in relevant part, that the safe harbor does not apply to an issuer that is not subject to the reporting requirements of section 13(a) or 15(d) of the Exchange Act. Since Intercontinental is not currently a reporting company, the safe harbor does not apply. Please revise accordingly.

The Company notes that the “safe harbor” provisions of Section 27A of the Securities Act do not apply to Intercontinental, and the Amended Proxy has been revised accordingly.

Proforma Consolidated Statement of Operations - Assuming Maximum conversions, page 39

3.
Please revise your assumptions for note f of this table, and for all other relevant tables and to clearly disclose how the foregone interest income was calculated. Additionally, please explain why you use a different methodology for calculating the foregone interest income for the equivalent pro forma data for the annual period ended December 31, 2005 and the three month period ended March 31, 2006.

The disclosure in note f on page 28 of the Amended Proxy, as well as the other applicable pro forma tables, has been revised to include the suggested disclosure. As noted in the revision to this note, for purposes of the pro forma calculations, the Company assumed that the initial public offering has occurred on January 1, 2005 because otherwise the pro forma would have reflected the conversion of shares (the 19.99% subject to conversion) that were not actually outstanding on that date. Therefore, for purposes of this calculation the Company annualized the actual trust account income as if the related funds had also been received on January 1, 2005, and reduced that amount by 19.99% to reflect the impact of maximum conversions. The Company believes that this calculation results in the most conservative (i.e., the greatest possible reduction in income) presentation.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
August 10, 2006

Background of the Merger, page 66

4.
We reference prior comment 21 and your response that SAMCO discussed two potential target companies with Coastal. Please disclose this fact in the document and whether Coastal submitted proposals for acquisition of those targets. Clarify the reasons for choosing Intercontinental.

The Amended Proxy has been revised to include the requested disclosure. We supplementally advise the Staff that the Company presented written indications of interest and engaged in verbal negotiations through SAMCO with both target companies. The Company was unable to reach an agreement as to a valuation and terms that the Company determined to be acceptable to and in the best interests of the Company and its stockholders with respect to a potential business combination with each of the target companies. We supplementally advise the Staff that the reasons Coastal chose to pursue a business combination with Intercontinental are set forth in the Proxy Statement in the sections entitled “Summary - The Business Rationale for Acquiring Intercontinental” and “The Merger - Coastal’s Reasons for the Merger.”

Opinion of Financial Advisor to Coastal, page 69

5.
Please revise the discussion of the discount and capitalization rates beginning on page 71 to clarify how this analysis relates to the discussion of the two approaches to valuation beginning on page 73.

The Amended Proxy has been revised to provide such clarification.

Information about Intercontinental, page 100

General

6.	Please refer to our previous comments 44 and 45. We could not locate revisions responsive to our comments. Please revise or advise.

The Amended Proxy has been revised to include the disclosure required by Item III.C.3 for Intercontinental’s foreign loans. The Amended Proxy has been revised to include the information required by Item IV.B. of Industry Guide 3.

Products and Services, page 100

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
August 10, 2006

7.
Please revise to reconcile the table of foreign loan maturities as of March 31, 2006 at the bottom of page 101 to the detail of loans outstanding included above on the same page. Additionally, for each maturity table, please clarify what the percentages relate to.

The Amended Proxy has been revised to reconcile the table as requested. We supplementally advise the Staff that because the maturity tables do not contain percentages, we have assumed based on the reference to “Products and Services” that the Staff requests clarification to the percentages in the table on page 67 to the Amended Proxy. The table on page 67 has been revised to provide such clarification.

Salaries and Wages, page 127

8.
We note your response to our previous comment 42. Please revise to disclose, here and in your financial statements, the amount of prior period amounts of fees paid to loan and deposit referral sources and where these items are recorded in your financial statements. Alternatively, reclassify the prior period amounts to conform to the current period presentation. Refer to paragraph 4 of Chapter 2A of ARB 43.

The referral fees paid in 2003 and 2004 have been reclassified on page F-24 of the Amended Proxy in the statements of earnings to be consistent with the current period presentation. In addition, the information on non-interest expense included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intercontinental” of the Amended Proxy has been revised accordingly.

Financial Statements

Coastal Bancshares Acquisition Corp.

Income Statement, page F-4

9.
Paragraph 18 of EITF Topic D-98 states that increases or decreases in the carrying amount of redeemable common stock shall reduce or increase income applicable to common stockholders in the calculation of earnings per share. Please tell us how you considered the provisions of paragraph 18 of EITF Topic D-98 in your determination of earnings per share.

We supplementally advise the Staff that it is the Company’s understanding that paragraph 18 of EITF Topic D-98 deals with preferred stock. The Company believes that paragraph 19 of EITF Topic D-98 provides the applicable guidance:

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
August 10, 2006

“19. Similarly, regardless of the accounting method selected, the resulting increases or decreases in the carrying amount of redeemable common stock shall be treated in the same manner as dividends on non-redeemable stock and shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. However, increases or decreases in the carrying amount of a redeemable common stock should not affect income applicable to common shareholders. Rather, the SEC staff believes that to the extent that a common shareholder has a contractual right to receive at share redemption (other than upon ordinary liquidation events) an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a preferential distribution. Under FASB Statement No. 128, Earnings per Share, paragraph 60(b), entities with capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, should apply the two-class method of calculating earnings per share. Therefore, when a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable security should be reflected in earnings per share using a method akin to the two-class method. For common stock redeemable at fair value, the SEC staff would not expect the use of a method akin to the two-class method, as a redemption at fair value does not amount to a preferential distribution.”

The Company’s common stock subject to redemption is related to an event other than an ordinary liquidation. Because the stock is redeemable based on its pro rata share of our trust account, which consists solely of U.S. Government securities carried at fair value, we believe the redemption amounts represents fair value. Therefore, based on the guidance above, the Amended Proxy has not been revised to include changes in the amount subject to redemption in earnings per share.

Statement of Cash Flows, page F-6

10.
Please refer to our previous comment 48. In your disclosure in note 4, you state that treasury securities are classified as trading securities and that changes in the fair value are recognized currently in earnings. In your statement of cash flows, you have reported purchases of these securities as investing activities. Please reclassify these cash flows here, and on page F-15 to the operating activities section of your Statement of Cash Flows in accordance with paragraph 8 of SFAS 102.

The Statements of Cash Flows in the Amended Proxy has been revised as suggested and additional disclosure has been added to Note 1 to describe the reclassification. We supplementally advise the Staff that the Company included the same disclosure in its Form 10-QSB for the period ended June 30, 2006 and the interim financial statements included in the Amended Proxy for the same interim period.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
August 10, 2006

5. Deferred Compensation, page F-l1

11.
Please revise your disclosure to state the specific time period over which you are amortizing the restricted shares and disclose your basis for why this amortization period is appropriate. Additionally, clarify if you will accelerate the recognition of compensation expense if the business consummation does not occur in exactly 18 months and disclose the basis for your conclusion.

We supplementally advise the Staff that Note 5 on page F-11 of the Amended Proxy includes a description of the amortization period. The Amended Proxy has been revised to include the requested disclosure to include specific dates. The Amended Proxy has also been revised to include a description as to the reason the Company selected 18 months as an amortization period. The Company believes it was the earliest date that vesting could occur. The Company has also revised the presentation in its Form 10-QSB for the period ended June 30, 2006 and the interim financial statements included in the Amended Proxy to conform to the changes described above. We supplementally advise the Staff that, given the fact that 18 months from the closing of the Company’s initial public offering will occur on August 18, 2006, the Company has not clarified whether it will accelerate the compensation expenses, as the closing of a business combination will not occur prior to that date.

Intercontinental Bank Shares Corporation and Subsidiaries

Consolidated Statements of Cash Flows, page: F-24

12.
We note your response to our previous comment 49. It remains unclear as to why you have classified the purchase and sales of deposit accounts as an investing activity instead of a financing activity. Please revise to disclose the business purpose for the purchase and sale of the deposit accounts and why the correct classification of these cash flows is investing.

We supplementally advise the Staff that Intercontinental considers time deposits held with other banks to be an investing activity because Intercontinental’s management has chosen to invest excess funds in Certificates of Deposit (“CDs”) with other banks as an alternate and risk free investment instrument. The Amended Proxy has been revised to include a separate line on the statements of cash flow, which reflects funds generated by maturities of these CDs and funds used in the purchase of CDs.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
August 10, 2006

General

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt

Gregory J. Schmitt

Enclosures

cc/encl.: Mr. Cary M. Grossman